Exhibit 99.10

PRESS RELEASE

Brazil: First oil of Mero-4

Paris, May 26, 2025 – TotalEnergies announces first oil from the fourth development phase of the Mero field on the Libra block, located 180 kilometers off the coast of Rio de Janeiro, Brazil, in the pre-salt area of the Santos Basin.

Launched in August 2021, this new phase called “Mero-4” will connect 12 wells to the new Alexandre de Gusmão FPSO (Floating Production, Storage and Offloading) unit, with a production capacity of 180,000 barrels of oil per day (b/d). This project has been designed to minimize greenhouse gas emissions, with reinjection of the associated gas into the reservoir and zero routine flaring.

This startup brings Mero’s total production capacity to 770,000 b/d through five FPSOs. This will represent around 100,000 boe/d in TotalEnergies share at full capacity.

“The start-up of Mero-4 marks the end of the development of this world-class field -with the commissioning of four FPSOs in three years- and the start of a long-term production phase generating robust free cash flow. This is a great achievement for the Libra consortium and a major milestone for TotalEnergies in Brazil, a key growth country for our Company”, said Nicolas Terraz, President Exploration & Production of TotalEnergies. “With its vast resources and high productivity, the Mero field delivers low cost and low emission oil production in line with our Company strategy and contributes significantly to the achievement of our objective to grow our production by 3% per year between 2024 and 2030.”

Mero is a unitized field, operated by Petrobras (38.6%), in partnership with TotalEnergies (19.3%), Shell Brasil (19.3%), CNPC (9.65%), CNOOC (9.65%) and Pré-Sal Petróleo S.A (PPSA) (3.5%) representing the Government in the non-contracted area.

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About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for 50 years and employs close to 4,000 people in the country. Its presence encompasses Exploration & Production, gas, renewable electricity (solar and wind), lubricants and chemicals.

TotalEnergies' Exploration & Production portfolio in the country currently includes 11 licenses, of which four are operated. In 2024, the Company’s average production in the country was 153,000 barrels of oil equivalent per day.

TotalEnergies is investing in the growth of the renewable energy segment in Brazil: in October 2022, it entered a partnership with Casa dos Ventos, Brazil's leading renewable energy player, to jointly develop a 12 GW renewable energy portfolio, including onshore wind, photovoltaic and battery storage.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).